Exhibit 16(a)(1)(vii)

[CODDLE CREEK LETTERHEAD]

October 1, 2003

Shareholder Name

Shareholder Address

Shareholder City, State, Zip

Dear Shareholder Name:

Coddle Creek Financial Corp. has announced that it is offering to purchase all of the common stock held by persons owning 99 or fewer shares as of the close of business on September 19, 2003. Shareholders who own more than 99 shares as of this record date are not eligible to participate in this offer. Coddle Creek is offering to purchase these “odd-lot” shares for a purchase price of $38.00 per share, which represents the highest price paid per share since the Company’s last return of capital dividend paid during January, 2001.

Eligible shareholders who possess their stock certificates will receive $38.00 per share when tendered to Registrar and Transfer Company, the Depositary for the Offer. No brokerage or other fees will be charged.

Shareholders holding their shares with their broker will need to contact their broker for information concerning any transaction costs that may be charged by the broker for tendering their shares in this offer.

Any shareholder tendering shares in this offer will still receive the $.25 per share dividend declared by the Board of Directors on September 16, 2003, and payable October 15, 2003. The Board of Directors does not anticipate declaring any further dividends for the 2003 year.

Enclosed with this package are various documents discussing this tender offer. A full description of the terms of the offer and the reasons we are making the offer are included in the document entitled “Offer to Purchase for Cash.” Although we encourage you to review the entire Offer to Purchase for Cash, a summary of the terms of the offer are set forth on pages 2 through 4, and a simple question and answer format is included on pages 4 through 7, of that document.

Our principal purpose in making the offer is to reduce the number of our stockholders. If we are able to reduce the number of record stockholders below 300, the Board of Directors intends to have the Company deregister its common stock with the Securities and Exchange Commission. As a result, the Company will no longer be obligated to file periodic reports and proxy statements with the SEC. Our Board has determined that heightened federal regulations and legislation such as the Sarbanes-Oxley Act, which is legislation largely enacted as a result of the various corporate scandals such as Enron and WorldCom, is just too much of a burden on our institution’s financial and personal resources. Ultimately, we hope that by reducing the number of our shareholders and, if eligible, deregistering with the SEC, the Company will substantially reduce its accounting, legal and other costs associated with SEC reporting and audit requirements. In addition, this will allow the Company’s management to focus on business opportunities for the Company, as well as the needs of its shareholders and customers.

If not enough shareholders participate in this Offer to reduce the number of record shareholders below 300, we will not be eligible to deregister with the SEC. If that is the case, at the expiration of the offer, the Board of Directors will probably consider other options to reduce the number of shareholders.

If, after reading the Offer to Purchase, you still have questions about this odd-lot tender offer, please feel free to contact our Information Agent, Triangle Capital Partners, LLC, at the address provided at the end of the Offer to Purchase. We also urge you to read the documents you have received relating to this Offer to Purchase and give the matter your full consideration.

Very truly yours,

George W. Brawley

President and Chief Executive Officer